UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Atour Lifestyle Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

04965M106**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to Class A ordinary shares of the issuer. CUSIP number 04965M106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04965M106	Page 1 of 8

1.	Names of Reporting Persons Diviner Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 60,912,400*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 60,912,400*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,912,400*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.2%**
12.	Type of Reporting Person FI

*	Represents Class A ordinary shares held by Diviner Limited as of December 31, 2022.

**	Percentage of class is calculated based on 317,539,537 Class A ordinary shares of the issuer issued and outstanding immediately after the completion of the offering reported in the issuer’s prospectus on form 424B4 dated as of November 10, 2022 and filed with the Securities and Exchange Commission on November 14, 2022, assuming the underwriters therefor did not exercise their option to purchase additional ADSs.

CUSIP No. 04965M106	Page 2 of 8

1.	Names of Reporting Persons. Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 60,912,400*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 60,912,400*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,912,400*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.2%**
12.	Type of Reporting Person FI

*	Represents Class A ordinary shares indirectly held by Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) through Diviner Limited as of December 31, 2022. Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian.

**	Percentage of class is calculated based on 317,539,537 Class A ordinary shares of the issuer issued and outstanding immediately after the completion of the offering reported in the issuer’s prospectus on form 424B4 dated as of November 10, 2022 and filed with the Securities and Exchange Commission on November 14, 2022, assuming the underwriters therefor did not exercise their option to purchase additional ADSs.

CUSIP No. 04965M106	Page 3 of 8

1.	Names of Reporting Persons. Shanghai Divine Investment Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 60,912,400*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 60,912,400*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,912,400*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.2%**
12.	Type of Reporting Person FI

*	Represents Class A ordinary shares indirectly held by Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) through Diviner Limited as of December 31, 2022. Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian.

**	Percentage of class is calculated based on 317,539,537 Class A ordinary shares of the issuer issued and outstanding immediately after the completion of the offering reported in the issuer’s prospectus on form 424B4 dated as of November 10, 2022 and filed with the Securities and Exchange Commission on November 14, 2022, assuming the underwriters therefor did not exercise their option to purchase additional ADSs.

CUSIP No. 04965M106	Page 4 of 8

1.	Names of Reporting Persons. Jin Bian
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 60,912,400*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 60,912,400*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,912,400*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.2%**
12.	Type of Reporting Person IN

*	Represents Class A ordinary shares indirectly held by Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) through Diviner Limited as of December 31, 2022. Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian.

**	Percentage of class is calculated based on 317,539,537 Class A ordinary shares of the issuer issued and outstanding immediately after the completion of the offering reported in the issuer’s prospectus on form 424B4 dated as of November 10, 2022 and filed with the Securities and Exchange Commission on November 14, 2022, assuming the underwriters therefor did not exercise their option to purchase additional ADSs.

CUSIP No. 04965M106	Page 5 of 8

ITEM 1.

(a) Name of Issuer: Atour Lifestyle Holdings Limited.

(b) Address of Issuer’s Principal Executive Offices: 18th floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, Shanghai, People’s Republic of China

ITEM 2.

2(a) Name of Person Filing:

(i) Diviner Limited

(ii) Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership)

(iii) Shanghai Divine Investment Management Co., Ltd.

(iv) Jin Bian

The shares reported herein are indirectly held by Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) through Diviner Limited. Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian.

2(b) Address of Principal Business Office, or if None, Residence:

(i) Address of Diviner Limited: Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

(ii) Business address of Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership): Rm 1502, Yongda International Tower, No. 2277 Longyang Rd., Pudong New District, Shanghai, People’s Republic of China, 201204

(iii) Business address of Shanghai Divine Investment Management Co., Ltd.: Rm 906, Jiazhaoye Financial Center, No. 1188 Minsheng Rd., Pudong New District, Shanghai, People’s Republic of China, 200120

(iv) Business address of Jin Bian: Rm 906, Jiazhaoye Financial Center, No. 1188 Minsheng Rd., Pudong New District, Shanghai, People’s Republic of China, 200120

2(c) Citizenship:

(i) Diviner Limited: British Virgin Islands

(ii) Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership): People’s Republic of China

(iii) Shanghai Divine Investment Management Co., Ltd.: People’s Republic of China

(iv) Jin Bian: People’s Republic of China

2(d) Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

2(e) CUSIP Number: 04965M106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

CUSIP No. 04965M106	Page 6 of 8

ITEM 4. OWNERSHIP.

The following information with respect to the ownership of the Class A ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2022:

Reporting Persons	Beneficial Ownership	Percentage of Total Class A Ordinary Shares (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Diviner Limited (2)	60,912,400 (3)	19.2%	0	60,912,400 (3)	0	60,912,400 (3)
Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) (2)	60,912,400 (3)	19.2%	0	60,912,400 (3)	0	60,912,400 (3)
Shanghai Divine Investment Management Co., Ltd. (2)	60,912,400 (4)	19.2%	0	60,912,400 (4)	0	60,912,400 (4)
Jin Bian (2)	60,912,400 (4)	19.2%	0	60,912,400(4)	0	60,912,400 (4)

(1)

Percentage of class is calculated based on 317,539,537 Class A ordinary shares of the issuer issued and outstanding immediately after the completion of the offering reported in the issuer’s prospectus on form 424B4 dated as of November 10, 2022 and filed with the Securities and Exchange Commission on November 14, 2022, assuming the underwriters therefor did not exercise their option to purchase additional ADSs.

(2)

The shares reported herein are indirectly held by Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) through Diviner Limited. Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian.

(3)	Represents Class A ordinary shares indirectly held by Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) through Diviner Limited as of December 31, 2022.
(4)	Represents the number of Class A ordinary shares beneficially owned by Jin Bian through his directly controlled company Shanghai Divine Investment Management Co., Ltd. as of December 31, 2022.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. 04965M106	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

By:	/s/ Jin Bian
Name:	Jin Bian

Diviner Limited

By:	/s/ Danyang Bian
Name:	Danyang Bian
Title:	Director

Shanghai Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership)

By:	/s/ Danyang Bian
Name:	Danyang Bian
Title:	Authorized Signatory

Shanghai Divine Investment Management Co., Ltd.

By:	/s/ Jin Bian
Name:	Jin Bian
Title:	Executive Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 04965M106	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement